Exhibit 107

Calculation of Filing Fee Tables

Form S-1
Form Type

GZIC Technologies Corp.
(Exact Name of Registrant as Specified in its Charter

Offering and Selling Stockholders

Security Type	Security Class Title	Fee Calculation Rule	Amount to be Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, $0.001 par value per share	Rule 457(a) and (o)	50,000,000 Shares	$0.03	$1,500,000	0.0001102	$165.30

Total Offering amounts					$1,500,000		$165.30
Total Fee Offsets							$-
Net Fee Due							$165.30

(1) Estimated solely for the purpose of calculating the registration fee under Rule 457(a) and (o) of the Securities Act of 1933.

(2) Based on the calculation of multiplying the aggregate offering amount by $0.0001102

(3) Represents common shares for resale by Mast Hill Fund L.P. (MHFLP), a Delaware limited partnership (the Selling Stockholder”), which shares are issuable by GZ6G Technologies Corp. (the “Company”) pursuant to the Equity Purchase Agreement (the “EPA”) entered into with Mast Hill Fund L.P. (MHFLP) on 11/10/2021.   Although we are not mandated to sell shares under the Equity Purchase Agreement, the Equity Purchase Agreement gives us the option to sell to MHFLP, up to $1,500,000 worth of our common stock over the period ending twenty-four months following the Effect of this Registration Statement, and MHFLP is obligated to purchase the shares upon a Put notice from the Company. The $1,500,000 was stated as the total amount of available funding in the Equity Purchase Agreement because this was the maximum amount that MHFLP agreed to offer us in funding. Additionally, MHFLP will purchase the shares at a price equal to 90% of the volume weighted average price of the Company’s Common Stock on the Principal Market on the Trading Day immediately preceding the respective Put Date for the duration of the Offering (the “Offering”).